SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31732]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

July 31, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of July 2015. A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on August 25, 2015, and should be

accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Dow 30 Premium & Dividend Income Fund Inc. [File No. 811-21708]
Dow 30 Enhanced Premium & Income Fund Inc. [File No. 811-22029]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Dow 30sm Dynamic Overwrite Fund, and on December 22, 2014, made distributions to their shareholders based on net asset value. Expenses of $536,640 incurred in connection with the reorganization were paid by applicants.

Filing Date: The applications were filed on June 26, 2015.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Encompass Funds [File No. 811-21885]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 29, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $14,433 incurred in connection with the liquidation were paid by Brick Asset Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on July 17, 2015.

Applicant's Address: 1700 California St., Ste. 335, San Francisco, CA 94109.

KKR Series Trust [File No. 811-22720]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 31, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses in connection with the liquidation were paid by KKR Credit Advisors (US) LLC, applicant's investment adviser.

Filing Date: The application was filed on July 17, 2015.

Applicant's Address: 555 California St., 50th Floor, San Francisco, CA 94104.

BlackRock MuniYield New Jersey Quality Fund, Inc. [File No. 811-7138]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to BlackRock MuniHoldings New Jersey Quality Fund, Inc. on July 13, 2015. Expenses of $310,020 incurred in connection with the reorganization were paid by applicant and BlackRock Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on July 9, 2015.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

John Hancock Tax-Exempt Series Fund [File No. 811-5079]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to John Hancock Tax-Free Bond Fund, a series of John Hancock Municipal Securities Trust, and on February 13, 2015, made distributions to its shareholders based on net asset value. Expenses of $201,891 incurred in connection with the reorganization were paid by applicant and John Hancock Advisers, LLC, applicant's investment adviser.

Filing Date: The application was filed on July 7, 2015.

Applicant's Address: 601 Congress St., Boston, MA 02210-2805.

ACP Strategic Opportunities Fund II LLC [File No. 811-21031]
ACP Funds Trust [File No. 811-21324]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 21, 2015, applicants made their final liquidating distributions to their shareholders, based on net asset value. Applicants incurred no expenses in connection with the liquidations.

Filing Date: The applications were filed on July 17, 2015.

Applicants' Address: Ascendant Capital Partners LP, C/O Barlow Partners, 880 Third Ave., 3rd

Floor, New York, NY 10022.

Nuveen Massachusetts Dividend Advantage Municipal Fund [File No. 811-9451]
Nuveen Massachusetts AMT-Free Municipal Income Fund [File No. 811-21216]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. Applicants transferred their assets to Nuveen

Massachusetts Premium Income Municipal Fund, and on June 9, 2014, made distributions to

their shareholders based on net asset value. Expenses of approximately $497,000 incurred in

connection with reorganizations were paid by applicants and the acquiring fund.

Filing Date: The applications were filed on June 26, 2015.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Global Income Opportunities Fund [File No. 811-21893]
Nuveen Diversified Currency Opportunities Fund [File No. 811-22018]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants transferred their assets to Nuveen Global High

Income Fund, and on November 24, 2014, made distributions to their shareholders based on net

asset value. Expenses of $763,852 incurred in connection with the reorganizations were paid by

applicants.

Filing Date: The applications were filed on June 26, 2015.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Equity Premium Advantage Fund [File No. 811-21731]
NASDAQ Premium Income & Growth Fund Inc. [File No. 811-21983]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants transferred their assets to Nuveen NASDAQ

100 Dynamic Overwrite Fund, and on December 22, 2014, made distributions to their

shareholders based on net asset value. Expenses of $528,102 incurred in connection with the

reorganizations were paid by applicants.

Filing Date: The applications were filed on June 26, 2015.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen New Jersey Investment Quality Municipal Fund Inc. [File No. 811-6264]
Nuveen New Jersey Premium Income Municipal Fund Inc. [File No. 811-7118]
Nuveen New Jersey Dividend Advantage Municipal Fund 2 [File No.
   811-10551]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. Applicants transferred their assets to Nuveen New

Jersey Dividend Advantage Municipal Fund, and on November 10, 2014, made distributions to

their shareholders based on net asset value. Expenses of approximately $1,242,000 incurred in

connection with the reorganizations were paid by applicants, the acquiring fund and Nuveen

Fund Advisors, LLC , applicants' investment adviser.

Filing Date: The applications were filed on June 26, 2015.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen Pennsylvania Premium Income Municipal Fund 2 [File No. 811-7482]
Nuveen Pennsylvania Dividend Advantage Municipal Fund [File No. 811-9457]
Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 [File No. 811-10549]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants transferred their assets to Nuveen Pennsylvania

Investment Quality Municipal Fund, and on February 10, 2014, transferred their assets to their

shareholders based on net asset value. Expenses of approximately $1,166,000 incurred in

connection with the reorganization were paid by applicants and the acquiring fund.

Filing Date: The applications were filed on June 26, 2015.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Nuveen California Performance Plus Municipal Fund Inc. [File No. 811-5930]
Nuveen California Municipal Market Opportunity Fund Inc. [File No. 811-6081]
Nuveen California Investment Quality Municipal Fund Inc. [File No. 811-6177]
Nuveen California Select Quality Municipal Fund Inc. [File No. 811-6294]
Nuveen California Quality Income Municipal Fund Inc. [File No. 811-6425]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants transferred their assets to Nuveen California

Dividend Advantage Municipal Fund, and on June 9, 2014, made distributions to their

shareholders based on net asset value. Expenses of $1,931,348 incurred in connection with the

reorganizations were paid by applicants and the acquiring fund.

Filing Date: The applications were filed on June 26, 2015.

Applicant's Address: 333 West Wacker Dr., Chicago, IL 60606.

Putnam Limited Duration Government Income Fund [File No. 811-6257]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to Putnam U.S. Government Income Trust, and on November 12,

2007, made distributions to its shareholders based on net asset value. Expenses of approximately

$324,064 incurred in connection with the reorganization were paid by applicant and the acquiring

fund.

Filing Date: The application was filed on July 22, 2015.

Applicant's Address: One Post Office Square, Boston, MA 02109.

Cantor Opportunistic Alternatives Fund, LLC [File No. 811-21943]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On March 29, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,625 incurred in connection with the liquidation were paid by Cantor Fitzgerald Investment Advisors, L.P., applicant's investment adviser.

Filing Dates: The application was filed on April 23, 2015, and amended on July 22, 2015.

Applicant's Address: 110 East 59th St., New York, NY 10022.

Sentry Variable Account I [File No. 811-3901]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On April 17, 2015, applicant made a final liquidating distribution to its unit holders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on June 16, 2015, and amended on July 16, 2015.

Applicant's Address: 220 Salina Meadows Parkway, Suite 255, Syracuse, NY 13212.

Nuveen California Premium Income Municipal Fund [File No. 811-7720]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Nuveen California AMT-Free Municipal Income Fund, and on June 9, 2014, made a distribution to its shareholders based on net asset value. Expenses of $589,639 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

<u>Filing Date</u>: The application was filed on June 26, 2015.

<u>Applicant's Address</u>: 333 West Wacker Dr., Chicago, IL 60606.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary